EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Reynolds American Inc.:
We consent to the incorporation by reference in the registration statements (Nos. 333-117813, 333-117814, and 333-117815) on Form S-8 and registration statement (No. 333-143827) on Form S-3 of Reynolds American Inc. of our reports dated June 25, 2007, with respect to the statements of net assets available for benefits as of December 31, 2006 and 2005 and the related statements of changes in net assets available for benefits for the years then ended, and supplemental schedule, which reports appear in the December 31, 2006, annual report on Form 11-K of the Reynolds American Capital Investment Plan and the Savings and Investment Plan for Employees of R. J. Reynolds Tobacco in Puerto Rico.
Greensboro, North Carolina
June 25, 2007